Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED

JUNE 30, 2023 (SUMMARY OF THE 2023 INTERIM REPORT)

1 Important Notice

1.1 This announcement of interim results is a summary of the full version of 2023 Interim Report of PetroChina Company Limited (the "Company"). Investors who wish to get a full idea of the operating results, financial position and future development plan of the Company should read the full version of the 2023 Interim Report of the Company carefully, which will be published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), "HKExnews" of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") (website: http://www.hkexnews.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 The board of directors of the Company (the "Board" or "Board of Directors"), supervisory committee (the "Supervisory Committee") and all directors ("Directors"), supervisors ("Supervisors") and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in the 2023 Interim Report and that there are no misrepresentation, misleading statements contained in, or material omissions from the 2023 Interim Report, and severally and jointly accept full responsibility thereof.

1.3 This announcement of interim results has been approved at the 3rd meeting of the ninth session of the board of directors of the Company. All directors of the Company have attended this board meeting.

1.4 The financial statements of the Company and its subsidiaries (the "Group") have been prepared in accordance with China Accounting Standards ("CAS") and International Financial Reporting Standards ("IFRS"), respectively. The financial statements in this announcement are unaudited.

1.5 Company Information

Stock Name	PETROCHINA	PetroChina
Stock Code	857	601857
Places of Listing	Hong Kong Stock Exchange	Shanghai Stock Exchange

Contact Persons and Contact Details	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office
Name	Wang Hua	Liang Gang	Wei Fang
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC	Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal Code	100007	100007
Telephone	86 (10) 5998 2622	86 (10) 5998 2622	(852) 2899 2010
Fax	86 (10) 6209 9557	86 (10) 6209 9557	(852) 2899 2390
Email Address	ir@petrochina.com.cn	ir@petrochina.com.cn	hko@petrochina.com.hk

1.6 In overall consideration of situations such as the operating results, financial position and cash flow of the Company and to provide returns to the shareholders, the Board has resolved to declare an interim dividend of RMB0.21 (inclusive of applicable tax) per share for 2023 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2023. The total amount of the interim dividends payable is approximately RMB38,434 million.

2 Key Financial Data and Change in Shareholders

2.1 Key Financial Data Prepared under IFRS

			Unit: RMB million
Items	For the reporting period	For the same period of the preceding year (after adjustments)(a)	For the same period of the preceding year (before adjustments)	Changes over the same period of the preceding year (%)
Revenue	1,479,871	1,614,621	1,614,621	(8.3)
Profit for the period attributable to owners of the Company	85,272	81,627	82,391	4.5
Net cash flows from operating activities	221,706	196,061	196,061	13.1
Basic earnings per share (RMB)	0.47	0.45	0.45	4.5
Diluted earnings per share (RMB)	0.47	0.45	0.45	4.5
Return on net assets (%)	6.0	6.1	6.2	(0.1) percentage point
Items	As at the end of the reporting period	As at the end of the preceding year (after adjustments)	As at the end of the preceding year (before adjustments)	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,719,277	2,670,079	2,673,485	1.8
Total equity attributable to owners of the Company	1,412,938	1,365,640	1,369,327	3.5

2.2 Key Financial Data Prepared under CAS

			Unit: RMB million
Items	For the reporting period	For the same period of the preceding year (after adjustments)(a)	For the same period of the preceding year (before adjustments)	Changes over the same period of the preceding year (%)
Operating income	1,479,871	1,614,621	1,614,621	(8.3)
Net profit attributable to shareholders of the Company	85,276	81,624	82,388	4.5
Net profit after deducting non-recurring profit/loss items attributable to shareholders of the Company	87,393	88,875	89,639	(1.7)
Net cash flows from operating activities	221,706	196,061	196,061	13.1
Basic earnings per share (RMB)	0.47	0.45	0.45	4.5
Diluted earnings per share (RMB)	0.47	0.45	0.45	4.5
Weighted average returns on net assets (%)	6.1	6.3	6.3	(0.2) percentage points
Items	As at the end of the reporting period	As at the end of the preceding year (after adjustments)	As at the end of the preceding year (before adjustments)	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,719,541	2,670,345	2,673,751	1.8
Equity attributable to equity holders of the Company	1,413,191	1,365,889	1,369,576	3.5

(a) According to the Notice on Issuing Interpretation of Accounting Standards for Business Enterprises No. 16 ("Interpretation No.16") promulgated by the Ministry of Finance and Amendments to International Accounting Standard 12 Income Tax, the Group and the Company have made retrospective adjustments in relation to relevant financial data for the compared period. For details, please refer to the "5.1 specific explanation of changes in accounting policies, accounting estimates and accounting methods compared with the previous accounting period" in this results announcement.

2.3 Number of Shareholders and Shareholdings

The total number of shareholders of the Company as at June 30, 2023 was 502,195, including 496,584 holders of A shares and 5,611 registered holders of H shares. The shareholdings of the top ten shareholders of the Company as at June 30, 2023 are as follows:

Unit: Shares

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held	Increase /decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged, marked or subject to lock-ups
China National Petroleum Corporation ("CNPC")	State-owned legal person	82.46	150,923,565,570 (1)	+3,819,948,462	0	0
HKSCC Nominees Limited (2)	Overseas legal person	11.42	20,900,912,815 (3)	+122,156	0	0
China Petrochemical Corporation	State-owned legal person	1.00	1,830,210,000	0	0	0
Hong Kong Securities Clearing Company Limited(4)	Overseas legal person	0.63	1,150,877,326	+234,714,391	0	0
China Securities Finance Corporation Limited	State-owned legal person	0.56	1,020,165,128	0	0	0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000	0	0	0
Central Huijin Asset Management Ltd.	State-owned legal person	0.11	201,695,000	0	0	0
Bosera Fund - Ansteel Group Corporation - Bosera Fund Xin'an No.1 Single Asset Management Plan	State-owned legal person	0.09	171,360,700	-5,898,200	0	0
China Reform Investment Co., Ltd.	State-owned legal person	0.07	134,374,482	+134,374,482	0	0
Bank of Communication Co., Ltd. – E Fund SSE 50 Index Enhanced Securities Investment Fund	State-owned legal person	0.06	108,211,401	+76,211,500	0	0
(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.
(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.
(4)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

Description on the special repurchase accounts under the above-mentioned shareholders: there is no special repurchase account among the above-mentioned shareholders.

Description on the voting rights entrusted by or to, or waived by the above-mentioned shareholders: the Company is not aware of any voting rights entrusted by or to, or waived by the above-mentioned shareholders.

Statement on related parties or parties acting in concert among the above-mentioned shareholders: except for the fact that HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any other connection among or between the above top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.4 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at June 30, 2023, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are disclosable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

Name of shareholders	Nature of shareholding	Number of shares	Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	150,923,565,570 (L)	Beneficial Owner	93.21	82.46
	H Shares	291,518,000 (L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
BlackRock, Inc.(2)	H Shares	1,472,617,558 (L)	Interest of Corporation Controlled by the Substantial Shareholder	6.98	0.80

(L) Long position

(1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
(2)	BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,472,617,558 H shares (long position) were held in the capacity as interest of corporation controlled by the substantial shareholder including 12,690,000 underlying shares through its holding of certain unlisted derivatives (cash settled).

As at June 30, 2023, so far as the Directors are aware, save for disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.5 Information on Changes of Controlling Shareholder and its Ultimate Controller

There was no change in the controlling shareholder or the ultimate controller of the Company during the reporting period.

2.6 Bonds Issued but Not Yet Overdue

Unit: RMB100 million

Bond Name	Abbreviation	Code	Issue Date	Value Date	Due Date	Bond Balance	Rate (%)
2012 Corporate Bond (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	2012-11-22	2012-11-22	2027-11-22	20	5.04
2016 Corporate Bond (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	2016-01-18	2016-01-19	2026-01-19	47	3.50
2016 Corporate Bond (Second Tranche) (10-year term)	16 PetroChina 04	136254.SH	2016-03-01	2016-03-03	2026-03-03	23	3.70
2016 Corporate Bond (Third Tranche) (10-year term)	16 PetroChina 06	136319.SH	2016-03-22	2016-03-24	2026-03-24	20	3.60
2019 First Tranche Medium-term Notes	19 PetroChina MTN001	101900113.IB	2019-01-22	2019-01-24	2024-01-24	31.3	2.70
2019 Second Tranche Medium-term Notes	19 PetroChina MTN002	101900114.IB	2019-01-22	2019-01-24	2024-01-24	27.5	2.70
2019 Third Tranche Medium-term Notes	19 PetroChina MTN003	101900222.IB	2019-02-21	2019-02-22	2024-02-22	100	3.66
2019 Fourth Tranche Medium-term Notes	19 PetroChina MTN004	101900221.IB	2019-02-21	2019-02-22	2024-02-22	100	3.66
2019 Fifth Tranche Medium-term Notes	19 PetroChina MTN005	101900586.IB	2019-04-22	2019-04-23	2024-04-23	100	3.96
2022 First Tranche Medium-term Green Notes	22 PetroChina GN001	132280041.IB	2022-04-27	2022-04-28	2025-04-28	5	2.26
2022 Second Tranche Medium-term Green Notes	22 PetroChina GN002	132280055.IB	2022-06-15	2022-06-16	2025-06-16	20	2.19

Interest payment and redemption of the bonds

From the beginning of the reporting period to the date of this announcement, the interest and the redemption part of 13 PetroChina 02, 20 PetroChina MTN001 and 20 PetroChina MTN002 were duly paid; the interest of 16 PetroChina 02, 16 PetroChina 04, 16 PetroChina 06, 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 22 PetroChina GN001 and 22 PetroChina GN002 were duly paid.

Information on Follow-up Credit Rating of Bonds

During the reporting period, there was no adjustments to the credit rating results of the Company or the bonds issued by the Company made by credit rating agencies.

Indicators Reflecting the Solvency of the Issuer

Main Indicator	June 30, 2023	December 31, 2022
Asset-liability ratio (%)	41.60	42.54
Main Indicator	For the First Half of 2023	For the First Half of 2022
Debt-to-EBITDA ratio	0.82	0.69
EBITDA Interest Protection Multiples	35.69	46.63

Note on Overdue Debt

The bonds issued by the Company were not overdue.

3 Directors' Report

3.1 Discussion and Analysis of Operations

In the first half of 2023, while the world economy faced slow recovery, China's economy as a whole resumed growth, with its gross domestic product ("GDP") increasing by 5.5%. Supply and demand in the global oil market were loosening, and international crude oil prices were fluctuating downwards sharply from those in the same period of last year.

The Group strived to seize the market opportunities by making overall arrangements for the promotion of works including business development, reform and innovation, quality improvement and profitability enhancement, safety and environmental protection. The Group also strengthened its efforts in oil and gas exploration and development, increased its reserves and output, continued to deepen the transformation and upgrading of the refining and chemical business, enhanced its marketing and sales activities continuously, steadily promoted green and low-carbon transformation, actively promoted the layout of new energy, new materials and new business. With the advantages of the integration of upstream and downstream and coordination of industrial chain, the Group achieved the steady and efficient operation of both oil and gas industry chains, the main production indicators improved comprehensively. Though the international oil prices dropped significantly, the Group realized a stable and increased profit and all business segments of the Group are profitable. The Group also achieved significant improvement of free cash flow as compared with that in the same period of last year and maintained a healthy financial condition.

3.1.1 Market Review

(1) Crude Oil Market

In the first half of 2023, affected by factors including supply and demand fundamentals and the U.S. Dollar interest hike, international crude oil prices fluctuated downwards. The average spot price of Brent crude oil was US$79.66 per barrel, representing a decrease of 26.2% as compared with US$107.94 per barrel in the same period of last year; the average spot price of U.S. West Texas Intermediate crude oil was US$74.76 per barrel, representing a decrease of 26.6% as compared with US$101.85 per barrel in the same period of last year.

(2) Refined Products Market

In the first half of 2023, domestic market demand recovered steadily, and refined products consumption showed recovering growth, returning essentially to 2019 levels. Domestic supply of refined products has accelerated recovery. According to the data of the National Bureau of Statistics, the processed volume of domestic crude oil in the first half of the year was 363.58 million tons, representing an increase of 9.9% as compared with that in the same period of last year. The trend of domestic refined products prices was basically consistent with that of the international market crude oil prices. The PRC government made adjustments for 11 times to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products decreased, in aggregate, by RMB55 per ton and RMB50 per ton, respectively.

(3) Chemical Products Market

In the first half of 2023, the global market for chemical products continued to be sluggish, with the domestic market experiencing a fall in the market prices of most chemical products, where the prices of alkene and downstream synthetic resin decreased, the price of synthetic rubber slightly increased. The demand for new chemical materials was strong with a growth rate much higher than that of bulk chemical products.

(4) Natural Gas Market

In the first half of 2023, the supply and demand in the international natural gas market were loose, and the average transaction price of natural gas in the major markets dropped sharply as compared with that in the same period of last year. Benefitting from the domestic macroeconomic recovery, domestic natural gas consumption showed a fast growth trend under a low base.

3.1.2 Business Review

(1) Oil, Gas and New Energy

Domestic Oil and Gas

In the first half of 2023, the Group enhanced its efforts in domestic oil and gas exploration and development and increased its reserves and output, actively promoted efficient exploration and high-profitability development. The Group achieved multiple major discoveries and breakthroughs in Tarim, Sichuan, Ordos and other basins. Under the market-oriented and profit-centred approach, the Group optimized its production operation, vigorously ensured stable output of old oil and gas fields, accelerated profitable construction and production in new areas, domestic oil and gas production remained steadily with some increment. The Group also accelerated digitalization, and actively promoted the construction of intelligent oil and gas fields. The domestic crude oil output of the Group amounted to 392.3 million barrels, representing an increase of 1.2% as compared with the 387.7 million barrels in the same period of last year. The marketable natural gas output amounted to 2,417.3 billion cubic feet, representing an increase of 7.3% as compared with 2,253.8 billion cubic feet in the same period of last year. The oil and natural gas equivalent output amounted to 795.1 million barrels, representing an increase of 4.2% as compared with the output of 763.4 million barrels in the same period of last year.

Overseas Oil and Gas

In the first half of 2023, the Group steadily promoted its overseas oil and gas cooperations, made new progress in new project development and asset optimization, and steadily promoted key projects in Central Asia and the Middle East. The group enhanced the sizeable and profitable exploration and achieved new discoveries in Chad's Doseo Basin. The Group's overseas crude oil output amounted to 82.0 million barrels, representing an increase of 27.8% as compared with 64.2 million barrels in the same period of last year. The marketable natural gas output was 99.8 billion cubic feet, representing a decrease of 4.4% as compared with 104.4 billion cubic feet in the same period of last year. The oil and natural gas equivalent output was 98.7 million barrels, representing an increase of 20.9% as compared with the 81.6 million barrels in the same period of last year and accounting for 11.0% of the total oil and natural gas equivalent output of the Group.

In the first half of 2023, the Group recorded the crude oil output of 474.3 million barrels, representing an increase of 5.0% as compared with the output of 451.9 million barrels in the same period of last year. The marketable natural gas output was 2,517.1 billion cubic feet, representing an increase of 6.7% as compared with the output of 2,358.2 billion cubic feet in the same period of last year. The oil and natural gas equivalent output was 893.8 million barrels, representing an increase of 5.8% as compared with the output of 845.0 million barrels in same period of last year.

New Energy

In the first half of 2023, the Group adhered to the integration of oil, gas and new energy business development, continuously optimized the development plan of new energy business, actively explored the clean electricity and geothermal markets and fully promoted the implementation of 10 million kilowatt-level new energy projects in Xinjiang, Qinghai and other regions. The Group newly obtained 12.58 million kilowatts of clean electricity grid connection indicators and newly signed contracts (agreements) in relation to geothermal heating with an area of 26.33 million square meters. The Group accelerated the construction of key projects, achieved full capacity grid connection of 150 thousand-kilowatt self-absorption green power project on Jilin Oilfield, and commenced the construction of the million-kilowatt photovoltaic power generator in the Tarim oilfield and the 500 thousand-kilowatt wind power project in the Jilin oilfield. In the first half of 2023, energy output from photovoltaic and wind power generators amounted to 850 million kilowatts. The integration of the whole industry chain promoted carbon capture, and utilization and storage ("CCUS") businesses, injecting 749,000 tons of carbon dioxide in the first half of 2023.

Key Figures for the Oil, Gas and New Energy Segment

	Unit	For the first half of 2023	For the first half of 2022	Changes (%)
Crude oil output	Million barrels	474.3	451.9	5.0
Of which: Domestic	Million barrels	392.3	387.7	1.2
Overseas	Million barrels	82.0	64.2	27.8
Marketable natural gas output	Billion cubic feet	2,517.1	2,358.2	6.7
Of which: Domestic	Billion cubic feet	2,417.3	2,253.8	7.3
Overseas	Billion cubic feet	99.8	104.4	(4.4)
Oil and natural gas equivalent output	Million barrels	893.8	845.0	5.8
Of which: Domestic	Million barrels	795.1	763.4	4.2
Overseas	Million barrels	98.7	81.6	20.9

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining, Chemicals and New Materials

In the first half of 2023, the Group conducted advanced research and accurately grasped the market trend, optimized the allocation of crude oil resources and rationally adjusted the refining load, refined products collection rate and product structure. The Group processed 673.0 million barrels of crude oil, representing an increase of 12.6% from 597.5 million barrels in the same period of last year. The Group produced 58.856 million tons of refined products, representing an increase of 14.3% from 51.510 million tons in the same period of last year. The production of aviation kerosene and refined products featured products increased significantly. The Group optimized chemical plant loads through an overall arrangement and actively promoted the development of new materials business.

Numbers of new products were successfully put into production. The Company also dynamically optimized the marketing strategy of chemical products and continued to increase in sales volumes and profitability. The commodity volume of chemical products was 17.286 million tons, representing an increase of 8.4% from 15.945 million tons in the same period of last year. The output of synthetic resin was 6.226 million tons, representing an increase of 5.7% from 5.889 million tons in the same period of last year. The output of new materials was 624,000 tons, representing an increase of 56.0% as compared with that in the same period of last year.

With efforts to accelerate the construction of key projects, Guangdong Chemical's integration project of refining and chemicals has been put into full commercial operation, while the construction of ethylene projects in Jilin and Guangxi progress steadily.

Key Figures for the Refining, Chemicals and New Materials Segment

	Unit	For the first half of 2023	For the first half of 2022	Changes (%)
Processed crude oil	Million barrels	673.0	597.5	12.6
Gasoline, kerosene and diesel output	'000 tons	58,856	51,510	14.3
Of which: Gasoline	'000 tons	23,938	22,012	8.7
Kerosene	'000 tons	6,288	3,764	67.1
Diesel	'000 tons	28,630	25,734	11.3
Refining yield	%	93.55	93.44	0.11 percentage point
Ethylene	'000 tons	3,988	3,763	6.0
Synthetic resin	'000 tons	6,226	5,889	5.7
Synthetic fibre raw materials and polymers	'000 tons	546	575	(5.0)
Synthetic rubber	'000 tons	493	550	(10.4)
Urea	'000 tons	1,023	1,385	(26.1)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels

(3) Marketing

Domestic Operations

In the first half of 2023, by seizing the favourable opportunity of economic recovery and continuous regulation of the domestic refined products market, the Group adopted various measures to expand quantity and improve profitability. Adhering to the integration of wholesale and retail, mutual improvement of both oil and non-oil products, the Group integrated its online and offline businesses, implemented differentiated marketing strategies in different sectors, products and regions, focused on the expansion of sales in key regions and stations. With the significant increase of domestic refined product sales, the Group secured the smooth production in the upstream of the industry chain and achieved a sustained increase in market share. The Group continued to make innovations in non-oil business operation modes and income and profit of non-oil business both achieved growth.

The Group strived to make efforts in promoting the construction of terminal sales network, actively developed gas stations, photovoltaic stations, charging and swapping stations, hydrogen stations, comprehensive energy service stations and continuously enhanced its service capabilities.

International Trading Operations

In the first half of 2023, the Group made overall arrangement in domestic and international markets, actively explored high-end and high-profitable overseas markets, strengthened oil sales in overseas upstream businesses. The Group also reasonably arranged the export of domestic refined products and other products under profitability conditions, ensured smooth operation of the industry chain and strived to enhance the overall profit-creating capability of the entire industry chain.

The Group sold a total of 80.668 million tons of gasoline, kerosene and diesel in the first half of 2023, representing an increase of 12.9% as compared with sales of 71.433 million tons at the same period of last year, among which the domestic sales of gasoline, kerosene and diesel were 59.345 million tons, representing an increase of 17.9% as compared with sales of 50.344 million tons at the same period of last year.

Key Figures for the Marketing Segment

Production and Operations Data	Unit	For the first half of 2023	For the first half of 2022	Changes (%)
Total sales volume of gasoline, kerosene and diesel	'000 tons	80,668	71,433	12.9
of which: Gasoline	'000 tons	33,396	29,820	12.0
Kerosene	'000 tons	8,797	6,050	45.4
Diesel	'000 tons	38,475	35,563	8.2
Domestic sales volume of gasoline, kerosene and diesel	'000 tons	59,345	50,344	17.9
of which: Gasoline	'000 tons	25,546	23,041	10.9
Kerosene	'000 tons	4,804	2,824	70.1
Diesel	'000 tons	28,995	24,479	18.4

Number of gas stations and convenience stores	Unit	June 30, 2023	December 31, 2022	Changes (%)
Number of gas stations	Unit	22,670	22,586	0.4
of which: self-operated gas stations	Unit	20,619	20,564	0.3
Number of convenience stores	Unit	19,376	20,600	(5.9)

(4) Natural Gas Sales

In the first half of 2023, the Group took various measures to optimize the structure of natural gas resource pools and strengthen industry chains synergy to meet the market demand. The Group made advanced research of the market, continuously optimized the natural gas market distribution and sales flow, improved marketing strategies, actively promoted online transactions to increase the market shares in high-end and profitable markets and continuously improve the quality and profit of marketing.

In the first half of 2023, the Group achieved sales of 130.352 billion cubic meters of natural gas, roughly equal to the 130.291 billion cubic meters in the same period of last year, of which 108.646 billion cubic meters were sold domestically, representing an increase of 4.8% from 103.719 billion cubic meters in the same period of last year.

3.1.3 Review of Operating Results

The financial data set out below is extracted from the Group's interim condensed consolidated financial statements prepared under IFRS

(1) Consolidated Operating Results

In the first half of 2023, the Group achieved a revenue of RMB1,479,871 million, representing a decrease of 8.3% as compared with the revenue of RMB1,614,621 million in the same period of last year. Profit for the period attributable to owners of the Company was RMB85,272 million, representing an increase of 4.5% as compared with RMB81,627 million in same period of last year. There was a basic earnings per share of RMB0.47.

Revenue The revenue of the Group was RMB1,479,871 million for the first half of 2023, representing a decrease of 8.3% as compared with the revenue of RMB1,614,621 million in the same period of last year. This was primarily due to the combined effect of the decline in the sales prices of most of the Group's oil and gas products and increase in the sales volumes. The table below sets out the external sales volume and average realised prices of the major products sold by the Group in the first half of 2023 and 2022 and their respective percentages of change:

	Sales Volume ('000 tons)			Average Realised Price (RMB/ton)
	For the first half of 2023	For the first half of 2022	Percentage of change (%)	For the first half of 2023	For the first half of 2022	Percentage of change (%)
Crude oil(a)	74,057	68,574	8.0	3,893	4,807	(19.0)
Natural gas (100 million cubic metres, RMB/'000 cubic metres)(b)	1,303.52	1,302.91	Even	2,105	2,521	(16.5)
Gasoline	33,396	29,820	12.0	7,989	8,701	(8.2)
Kerosene	8,797	6,050	45.4	5,728	6,095	(6.0)
Diesel	38,475	35,563	8.2	6,894	7,658	(10.0)
Polyethylene	3,071	3,227	(4.8)	7,368	8,151	(9.6)
Polypropylene	1,886	2,018	(6.5)	6,862	7,753	(11.5)
Lubricant	763	628	21.5	9,439	8,921	5.8

(a) The crude oil listed above represents all the external sales volume of crude oil of the Group

(b) The natural gas listed above represents all the external sales volume of natural gas of the Group.

Operating Expenses Operating expenses amounted to RMB1,359,254 million for the first half of 2023, representing a decrease of 9.1% as compared with expenses of RMB1,495,606 million in the same period of last year, of which:

Purchases, Services and Other Purchases, services and other amounted to RMB1,004,823 million for the first half of 2023, representing a decrease of 9.6% as compared with RMB1,111,531 million in the same period of last year. This was primarily due to the decrease in the Group's purchase costs of crude oil and raw material oil.

Employee Compensation Costs Employee compensation costs (including salaries, various types of insurance, housing provident fund, training costs and other relevant additional costs of employees and market-oriented temporary and seasonal contractors) for the first half of 2023 amounted to RMB77,798 million, representing an increase of 3.8% as compared with costs of RMB74,927 million in the same period of last year. This was primarily due to the employee compensation changes in tandem with profits.

Exploration Expenses Exploration expenses amounted to RMB9,098 million for the first half of 2023, representing a decrease of RMB3,741 million as compared with RMB12,839 million in the same period of last year. This was primarily due to the Group's insistence on profitable exploration and optimization of oil and gas exploration deployment.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation amounted to RMB113,017 million for the first half of 2023, representing an increase of 9.9% as compared with RMB102,863 million in the same period of last year. This was primarily due to the increase of the production in oil and gas products, fixed assets and oil and gas properties.

Selling, General and Administrative Expenses Selling, general and administrative expenses amounted to RMB28,647 million for the first half of 2023, roughly equivalent to RMB28,409 million in the same period of last year. The Group will continue to intensively promote quality improvement and profitability enhancement and vigorously control non-productive expenses.

Taxes other than Income Taxes Taxes other than income taxes amounted to RMB130,220 million for the first half of 2023, representing a decrease of 7.8% as compared with taxes of RMB141,231 million in the same period of last year, of which the consumption tax was RMB88,256 million, representing an increase of 10% as compared with consumption taxes of RMB80,222 million in the same period of last year; the resource taxes was RMB14,509 million, representing a decrease of 10.5% as compared with resource taxes of RMB16,210 million in the same period of last year; the crude oil special gain levy was RMB6,758 million, representing a decrease of 71.1% as compared with the levy of RMB23,346 million in the same period of last year.

Other Income/(Expense), Net Other income, net for the first half of 2023 amounted to RMB4,349 million as compared with RMB23,806 million of other expense, net recorded in the same period of last year. This was mainly due to the changes in fair value of derivatives business and the impact of the disposal of some low- or non-profitable assets in the previous year.

Profit from Operations Profit from operations amounted to RMB120,617 million in the first half of 2023, representing an increase of 1.3% as compared with profits of RMB119,015 million in the same period of last year.

Net Exchange Gain/(Loss) Net exchange gain for the first half of 2023 amounted to RMB58 million, representing an increase of RMB573 million as compared with the net exchange loss of RMB515 million recorded in the same period of last year. This was mainly due to the change of average exchange rate of US dollar against Renminbi.

Net Interest Expense Net interest expense amounted to RMB8,587 million for the first half of 2023, representing an increase of 3.8% as compared with RMB8,269 million in the same period of last year. This was mainly due to the combined effects of rising financing costs for overseas businesses and the decline in the scale of interest-bearing debts.

Profit before Income Tax Expense Profit before income tax expense amounted to RMB121,755 million in the first half of 2023, representing an increase of 2.9% as compared with RMB118,335 million in the same period of last year.

Income Tax Expense Income tax expense amounted to RMB27,176 million for the first half of 2023, largely the same as compared with RMB27,382 million in the same period of last year.

Profit for the period Profit for the first half of 2023 amounted to RMB94,579 million, representing an increase of 4.0% as compared with RMB90,953 million in the same period of last year.

Profit for the period attributable to Non-controlling interests Profit for the period attributable to non-controlling interests amounted to RMB9,307 million for the first half of 2023, largely the same as compared with RMB9,326 million in the same period of last year.

Profit for the period attributable to Owners of the Company Profit for the period attributable to owners of the Company amounted to RMB85,272 million for the first half of 2023, representing an increase of 4.5% as compared with profits of RMB81,627 million in the same period of last year.

(2) Segment Results

Oil, Gas and New Energy

Revenue The revenue of the Oil, Gas and New Energy segment for the first half of 2023 was RMB424,782 million, representing a decrease of 5.0% from RMB447,350 million as compared with the same period of last year. This was primarily due to combined effects of the decline in the prices of crude oil and natural gas and other oil and gas products and the increase in the sales volume. The average realised crude oil price was US$74.15 per barrel, representing a decrease of 21.7% from US$94.65 per barrel as compared with the same period of last year.

Operating Expenses Operating expenses of the Oil, Gas and New Energy segment were RMB339,267 million for the first half of 2023, representing a decrease of 7.0% from RMB364,895 million as compared with the same period of last year. This was primarily due to the decrease in purchase costs and tax expenses. The unit oil and gas lifting cost amounted to US$10.82 per barrel, representing a decrease of 6.8% from US$11.61 per barrel as compared with the same period of last year.

Profit from Operations In the first half of 2023, the Group's Oil, Gas and New Energy segment closely monitored the changes in international oil prices, prudently engaged in efficient exploration and profitable construction and production. By strengthening its own analysis, study and judgment, the Group enhanced the source control of investment and production operation costs and strived to increase production and profitability. The Oil, Gas and New Energy segment recorded a profit from operations of RMB85,515 million, representing an increase of 3.7% from RMB82,455 million as compared with the same period of last year.

Refining, Chemicals and New Materials

Revenue The revenue of the Refining, Chemicals and New Materials segment for the first half of 2023 was RMB575,005 million, representing a decrease of 1.5% from RMB583,852 million as compared with the same period of last year. This was primarily due to the decrease in prices of refined products and most of the chemical products, of which, the revenue of the refining business was RMB450,559 million, basically the same as RMB450,987 million in the same period of last year; the revenue of the chemicals business was RMB124,446 million, representing a decrease of 6.3% from RMB132,865 million as compared with the same period of last year.

Operating Expenses Operating expenses of the Refining, Chemicals and New Materials segment were RMB556,655 million for the first half of 2023, representing a decrease of 0.6% from RMB559,791 million as compared with the same period of last year. This was primarily due to the decrease in the procurement costs of crude oil and raw material oil. The unit cash processing cost of refining was RMB220.71 per ton, representing an increase of 5.3% from RMB209.53 per ton as compared with the same period of last year. This was primarily due to the combined effects of the increase in cost of fuel and power and the increase in processing volume of crude oil.

Profit from Operations In the first half of 2023, facing the downward fluctuation of international oil price, the Refining, Chemicals and New Materials segment of the Group adhered to the principle of maximising the overall profitability of the industry chain, strengthened the coordination between production activities and sales activities, optimized product structure, increased the production of high profitability and high added-value refining and chemical products. The Group also improved the management level of processing technology, continuously promoted the cost benchmarking analysis to enhance the competitiveness of our products' costs. The Refining, Chemicals and New Materials segment recorded a profit from operations of RMB18,350 million, representing a decrease of 23.7% from RMB24,061 million as compared with the same period of last year, of which, the refining business recorded a profit from operations of RMB18,511 million, representing a decrease of 22.8% from RMB23,973 million as compared with the same period of last year, which was primarily due to the narrowing in the profit margins of the refining business; the chemical business recorded a loss of RMB161 million, representing a decrease of RMB249 million compared with the operating profit of RMB88 million in the same period of last year, which was primarily due to the sluggish chemical market, resulting in narrowing of the profit margins of most chemical products.

Marketing

Revenue The revenue of the Marketing segment for the first half of 2023 was RMB1,225,310 million, representing a decrease of 9.8% from RMB1,358,004 million as compared with the same period of last year. This was primarily due to the decrease in the price of refined products and the revenue from international trade.

Operating Expenses Operating expenses of the Marketing segment were RMB1,214,365 million for the first half of 2023, representing a decrease of 10.0% from RMB1,349,482 million as compared with the same period of last year. This was primarily due to a decrease in the expenditures relating to the purchase of refined products from external suppliers and the expenditures relating to international trade procurement.

Profit from Operations In the first half of 2023, the Marketing segment reinforced its capability of conducting market research and making judgments, seized market opportunities, actively promoted lean marketing, enhanced development of important customers, continuously improved service quality and customer experience, strived to increase refined products' market share and the retail price realisation rate. The Group actively promoted the professionalization of non-oil marketing business, strived to promote on-line marketing and improve the quality of supply chain to increase the profitability of non-oil business.

The Group also actively explored high-end overseas markets, enhanced the access to high-quality resources, continuously improved the marketing and cross-markets operation capabilities in trading business to increase the overall value of the industry chain. The Marketing segment recorded a profit from operations of RMB10,945 million, representing an increase of 28.4% from RMB8,522 million as compared with the same period of last year.

Natural Gas Sales

Revenue The revenue of the Natural Gas Sales segment was RMB276,341 million for the first half of 2023, representing an increase of 9.3% from RMB252,942 million as compared with the same period of last year. This was primarily due to the increase in sales volume of natural gas.

Operating Expenses Operating expenses of the Natural Gas Sales segment were RMB262,221 million for the first half of 2023, representing an increase of 9.6% from RMB239,293 million in the same period of last year. This was primarily due to the increase in procurement volume of natural gas and unit price of imported natural gas.

Profit from Operations In the first half of 2023, the Natural Gas Sales segment made overall arrangement regarding the procurement of natural gas, optimized natural gas source structure, strived to control the procurement costs. The Group continuously promoted low-cost development, implemented the concept of reducing costs and improving profitability, controlled operation costs through optimizing overall integration of our resource allocation. The Group adhered to the professionalization of marketing activities, actively explored high-end and high-profitability markets, fully utilized the function of value discovery through online trading, strived to increase sales volume and profit. The Group also continuously improved the natural gas end-customer business and end-customer marketing network to increase the profitability of end-customer business. The Natural Gas Sales segment recorded a profit of RMB14,120 million, representing an increase of 3.5% from RMB13,649 million in the same period of last year.

In the first half of 2023, the Group's overseas operations(a) realized a revenue of RMB525,247 million, accounting for 35.5% of the total revenue of the Group; profit before income tax expense was RMB21,019 million, accounting for 17.3% of the profit before income tax expense of the Group.

(a) Overseas operations do not constitute a separate operating segment of the Group, and the financial data of overseas operations is included in the financial data of each relevant operating segment mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	June 30, 2023	December 31, 2022	Percentage of Change
	RMB million	RMB million	%
Total assets	2,719,277	2,670,079	1.8
Current assets	660,423	613,867	7.6
Non-current assets	2,058,854	2,056,212	0.1
Total liabilities	1,131,231	1,135,913	(0.4)
Current liabilities	696,550	624,263	11.6
Non-current liabilities	434,681	511,650	(15.0)
Equity attributable to owners of the Company	1,412,938	1,365,640	3.5
Share capital	183,021	183,021	-
Reserves	334,575	332,334	0.7
Retained earnings	895,342	850,285	5.3
Total equity	1,588,046	1,534,166	3.5

Total assets amounted to RMB2,719,277 million, representing an increase of 1.8% from RMB2,670,079 million as at the end of 2022, of which:

Current assets amounted to RMB660,423 million, representing an increase of 7.6% compared to RMB613,867 million as at the end of 2022, primarily due to the increase in cash and cash equivalents and accounts receivable.

Non-current assets amounted to RMB2,058,854 million, representing an increase of 0.1% compared to RMB2,056,212 million as at the end of 2022, primarily due to an increase in other non-current assets and investments in associates and joint ventures.

Total liabilities amounted to RMB1,131,231 million, representing a decrease of 0.4% from RMB1,135,913 million as at the end of 2022, of which:

Current liabilities amounted to RMB696,550 million, representing an increase of 11.6% from RMB624,263 million as at the end of 2022, primarily due to the increase in short-term borrowings and accounts payable and accrued liabilities.

Non-current liabilities amounted to RMB434,681 million, representing a decrease of 15.0% from RMB511,650 million as at the end of 2022, primarily due to the optimization of debt structure and the decrease in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,412,938 million, representing an increase of 3.5% from RMB1,365,640 million as at the end of 2022, primarily due to the increase in retained earnings.

(4) Cash Flows

As at June 30, 2023, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the owners of the Company.

The table below sets out the cash flows of the Group for the first half of 2023 and 2022, respectively, and the amount of cash and cash equivalents as at the end of each period:

	For the six months ended June 30
	2023	2022
	RMB million	RMB million
Net cash flows from operating activities	221,706	196,061
Net cash flows used for investing activities	(119,409)	(89,706)
Net cash flows used for financing activities	(78,692)	(26,141)
Translation of foreign currency	4,378	4,152
Cash and cash equivalents at end of the period	219,173	221,155

Net Cash Flows from Operating Activities

The net cash flows from operating activities for the first half of 2023 amounted to RMB221,706 million, representing an increase of 13.1% from RMB196,061 million as compared with the same period of last year. This was primarily due to the increase in profits during the reporting period and the improvement of working capital turnover efficiency. As at June 30, 2023, the Group had cash and cash equivalents of RMB219,173 million, of which, approximately 61.9% were denominated in Renminbi, approximately 34.7% were denominated in US Dollars, approximately 3.0% were denominated in Hong Kong Dollars and approximately 0.4% were denominated in other currencies.

Net Cash Flows Used for Investing Activities

The net cash flows used for investing activities for the first half of 2023 amounted to RMB119,409 million, representing an increase of 33.1% compared to RMB89,706 million in the same period of last year. This was primarily due to an increase in cash disbursements for construction of fixed assets, intangible assets and other long-term assets.

Net Cash Flows Used for Financing Activities

The net cash flows used for financing activities for the first half of 2023 amounted to RMB78,692 million, representing an increase of RMB52,551 million compared to RMB26,141 million in the same period of last year. This was primarily due to the efforts made by the Group in optimizing its debt structure and repayment of interest-bearing borrowings.

The net borrowings of the Group as at June 30, 2023 and December 31, 2022, respectively, were as follows:

	June 30, 2023	December 31, 2022
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	162,257	100,639
Long-term borrowings	140,240	222,478
Total borrowings	302,497	323,117
Less: Cash and cash equivalents	219,173	191,190
Net borrowings	83,324	131,927

The following table sets out the borrowings' remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	June 30, 2023	December 31, 2022
	RMB million	RMB million
Within 1 year	174,923	107,461
Between 1 and 2 years	125,423	129,885
Between 2 and 5 years	50,108	102,490
After 5 years	17,031	16,500
	367,485	356,336

Of the total borrowings of the Group as at June 30, 2023, approximately 33.7% were fixed-rate loans and approximately 66.3% were floating-rate loans; approximately 61.1% were denominated in Renminbi, approximately 36.2% were denominated in US Dollars and approximately 2.7% were denominated in other currencies.

As at June 30, 2023, the gearing ratio of the Group (gearing ratio = interest-bearing borrowing / (interest-bearing borrowing + total equity)) was 16.0% (December 31, 2022: 17.4%).

(5) Capital Expenditures

For the first half of 2023, the Group continued to follow the investment return standard and optimize investment scale and structure based on the idea of rigorous investment, precise investment, profitable investment and value-oriented investment. The capital expenditures of the Group was amounted to RMB85,137 million, representing a decrease of 7.8% from RMB92,312 million as compared with the same period of last year. The capital expenditures throughout 2023 is estimated at RMB243,500 million. The following table sets out the capital expenditures incurred by the Group for the first half of 2023 and for the first half of 2022 and the estimated capital expenditures for each of the business segments of the Group throughout the year of 2023.

	For the first half of 2023		For the first half of 2022		Estimates for 2023
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Oil, Gas and New Energy	79,626	93.53	72,820	78.88	195,500	80.29
Refining, Chemicals and New Materials	3,471	4.07	16,827	18.23	34,000	13.96
Marketing	722	0.85	832	0.90	7,000	2.88
Natural Gas Sales	988	1.16	1,420	1.54	6,000	2.46
Head Office and Other	330	0.39	413	0.45	1,000	0.41
Total	85,137	100.00	92,312	100.00	243,500	100.00

Oil, Gas and New Energy

Capital expenditures for the Oil, Gas and New Energy segment of the Group amounted to RMB79,626 million for the first half of 2023, which were primarily used for the exploration and development with scale benefit and profitability in key domestic basins such as Songliao, Ordos, Junggar, Tarim, Sichuan and Bohai Bay, devoting greater efforts in the exploration of unconventional resources such as shale gas and shale oil and promoting new energy projects such as clean electricity, CCUS and hydrogen energy demonstration projects; and the Group proactively focused on intensifying its sizeable and profitable exploration activities in key areas overseas, while improving the capacity construction of the key projects including those in Middle East, Central Asia, America and Asia-Pacific and continuing to optimize the asset structure, business structure and regional layout.

The Group anticipates that capital expenditures for the Oil, Gas and New Energy segment throughout 2023 will amount to RMB195,500 million.

Refining, Chemicals and New Materials

Capital expenditures for the Refining, Chemicals and New Materials segment of the Group amounted to RMB3,471 million for the first half of 2023, which were primarily used for the construction of large-scale projects such as Ethylene projects of Jilin Petrochemical Branch and Guangxi Petrochemical Branch, as well as transformation and upgrading projects such as reduction of refining products and increase of chemical products and new materials and new technologies.

The Group anticipates that capital expenditures for the Refining, Chemicals and New Materials segment throughout 2023 will amount to RMB34,000 million.

Marketing

Capital expenditures for the Marketing segment of the Group amounted to RMB722 million for the first half of 2023, which were used primarily for the construction of domestic integrated stations covering oil, gas, hydrogen, electricity and non-oil products, improvement of terminal network, the equipment construction of overseas oil and gas storage and transportation and sales.

The Group anticipates that capital expenditures for the Marketing segment throughout 2023 will amount to RMB7,000 million.

Natural Gas Sales

Capital expenditures for the Natural Gas Sales segment of the Group amounted to RMB988 million for the first half of 2023, which were primarily used for the construction of Fujian liquefied natural gas ("LNG") receiving stations, natural gas branch lines and market development projects for urban gas end-market.

The Group anticipates that capital expenditures for the Natural Gas Sales segment throughout 2023 will amount to RMB6,000 million.

Head Office and Other

Capital expenditures for the Head Office and Other segment for the first half of 2023 amounted to RMB330 million, which were primarily used for improvements of scientific research facilities and construction of the IT system.

The Group anticipates that capital expenditures of the Head Office and Other segment throughout 2023 will amount to RMB1,000 million.

3.1.4 Business Prospects for the Second Half of 2023

In the second half of 2023, the world economy is still facing downside risks, while China's economy will continue to maintain the momentum of rebound, the development foundation is still unstable. The international crude oil market in general maintained an overall balance, but there are still downside risks in oil prices; the demand for natural gas market has improved. The consumption in the domestic refined products market has gradually recovered, and the demand for natural gas market has maintained rapid growth. Facing new changes and new challenges, the Group will continue to implement the new development philosophy, actively integrate into the new development pattern, implement high-quality development requirements, vigorously implement the five development strategies of innovation, resources, market, internationalization and low-carbon transformation, focus on developing its main business, strengthen enterprise management, reform and innovation, improve quality and efficiency, green transformation, digital transformation and risk prevention, and strive to create value for shareholders.

In respect of oil, gas and new energy business, the Group will vigorously strengthen risk exploration of domestic oil and gas fields and strive to obtain new strategic discoveries and breakthroughs. The Group will strengthen the concentrated exploration in the fields of reserve enhancement and actively implement the sizeable and highly profitable reserves in key regions and key areas such as Tarim Fuman, the northern slope of Sichuan ancient uplift, the southern edge of Junggar and Ordos. The Group will strengthen profitability and increase reserves, conduct high-quality economically recoverable reserves assessment and continuously improve the balance of storage and production; the Group will focus on maintaining the stable production of old oil and gas fields and the profitable construction and production in new areas, accelerating the promotion of demonstration projects for stable production of oil and gas in Daqing, Changqing and other areas, solidly carrying out technical research on improving oil recovery and improving the construction profitability of key production capacity in Xinjiang Mahu and southern part of Sichuan. The Group will further deepen cooperation in overseas oil and gas markets, actively acquire large-scale and high-quality projects and continuously optimize asset structure, business structure and regional layout. The Group will further improve the special plans for new energy businesses and systematically promote the optimization of new energy business layout; the Group will promote the implementation of new energy projects in Xinjiang, Qinghai, Inner Mongolia and other regions, strengthen the acquisition of clean electricity indicators and the development of geothermal heating markets and strive to increase the supply of clean energy; and the Group will accelerate the implementation of the CCUS full industry chain demonstration project in the Songliao Basin.

In respect of refining, chemicals and new materials business, the Group will pay close attention to market changes, timely optimize production plans, make overall arrangements for processing loads of refining and chemical plants, maintain efficient and stable operation of plants and actively increase the production of marketable, profitable and characteristic refining products such as paraffin, petroleum coke and high value-added chemical products such as polyethylene bottle caps. The Group will deeply promote the development of new materials business and accelerate the development of new products in Jilin Petrochemical Branch and Liaoyang Petrochemical Branch;

the Group will enhance the ability to analyse and judge the chemical market, actively build a customized customer service system, deepen the application of "PetroChina e-Chemical" platform, continuously improve the marketing system and comprehensively enhance profitability creation capabilities. The Group will accelerate the construction of ethylene projects in Jilin, Guangxi and other regions and advance the preliminary work of ethane to ethylene phase II projects.

In respect of marketing business, the Group will further strengthen market analysis and judgment, accurately grasp market trends, adhere to the balance of quantity and profitability, refine marketing strategies, quickly link and allocate resources, integrally promote marketing planning, product sales and customer development and strive to consolidate and improve refined products sales and market share. The Group will focus on the improvement of gasoline retail capabilities and continuously strengthen retail terminals; the Group will promote the integrated marketing of diesel wholesale and retail and strive to improve sale profitability; the Group will develop non-oil business profitably, enrich non-oil product categories, strengthen key single products, expand online business, accelerate supply chain optimization and strive to increase revenue and create profitability. The Group will strengthen the improvement in the quality of terminal sales network and accelerate the layout of new energy marketing business. The Group will continuously improve the gas station environment and strive to improve customer experience satisfaction.

In respect of the natural gas sales business, the Group will optimize the resource structure and sales flow based on resource prices and supply and demand changes, promote the tilt of incremental resources towards profitable markets and high-end customers, enrich online trading varieties, vigorously promote the entering into of medium and long-term contracts and continuously improve marketing quality and profitability. The Group will increase market development efforts and continuously improve terminal sales and service capabilities. The Group will commence the construction of Fujian LNG receiving station and accelerate the construction of natural gas sales branch lines.

3.2 Other Financial Information

3.2.1 Principal Operations by Segment under CAS

	Income from principal operations for the first half of 2023	Cost of principal operations for the first half of 2023	Gross margin(a)	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	%	%	%	Percentage points
Oil, Gas and New Energy	416,844	284,076	25.5	(5.1)	(4.4)	3.5
Refining, Chemicals and New Materials	571,634	435,604	6.5	(1.6)	(4.1)	0.3
Marketing	1,207,130	1,170,130	3.0	(10.1)	(9.2)	(0.9)
Natural Gas Sales	273,819	262,892	3.9	9.4	10.4	(1.0)
Head Office and Other	168	119	-	(18.4)	(20.7)	-
Intersegment elimination	(1,022,823)	(1,022,823)	-	-	-	-
Total	1,446,772	1,129,998	13.2	(8.7)	(8.2)	(0.5)

(a) Gross margin = Profit from principal operations / Income from principal operations

3.2.2 Principal Operations by Region under CAS

	For the first half of 2023	For the first half of 2022	Changes over the same period of the preceding year
Revenue from external customers	RMB million	RMB million	%
China's mainland	954,624	928,165	2.9
Other	525,247	686,456	(23.5)
Total	1,479,871	1,614,621	(8.3)

3.2.3 Final Dividend for the Year Ended December 31, 2022

The final dividend in respect of 2022 of RMB0.22 (inclusive of applicable tax) per share, amounting to a total of RMB40,265 million, was approved by the shareholders at the 2022 annual general meeting of the Company on June 8, 2023 and was paid on June 28, 2023 (A shares) and July 28, 2023 (H shares), respectively.

3.2.4 Interim Dividend for 2023 and Closure of Register of Members The Board was authorised by the shareholders to approve the distribution of the interim dividend for 2023 at the 2022 annual general meeting of the Company on June 8, 2023. To provide returns to the shareholders, the Board has resolved to declare an interim dividend of RMB0.21 (inclusive of applicable tax) per share for 2023 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2023. The total amount of the interim dividends payable is approximately RMB38,434 million and is expected to be paid on September 20, 2023 (A Shares) and October 30, 2023 (H Shares), respectively. The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 19, 2023. The register of members of H shares will be closed from September 14, 2023 to September 19, 2023 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited on or before 4:30 p.m., September 13, 2023. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited ("CSDC") at the close of trading on the Shanghai Stock Exchange in the afternoon of September 19, 2023 will be eligible for the interim dividend. In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited and relevant laws and regulations, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and Shenzhen Stock Exchange (the "H Shares under the Southbound Trading Link"), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People's Bank of China for the week prior to the declaration of the dividends by the Board. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link ( ) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People's Bank of China for the week prior to the declaration of the 2023 interim dividend by the Board is RMB0.91674 to 1.00 Hong Kong Dollar. Accordingly, the interim dividend will be 0.22907 Hong Kong Dollar (inclusive of applicable tax) per H share. The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay the declared interim dividend to the Receiving Agent for its onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around October 30, 2023 to the holders of H shares by ordinary mail at their own risks. According to the Law on Corporate Income Tax of the People's Republic of China ( ) and the relevant implementing rules which came into effect on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments based on the information that will have been registered on the Company's H share register of members on September 19, 2023. According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolishment of Guo Shui Fa [1993] No.045 promulgated by the State Taxation Administration (Guo Shui Han [2011] No.348) ( (1993) 045 ( (2011) 348 ) ), the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between Chinese mainland and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Circular on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Treaties (SAT Circular [2019] No.35) ( ( 2019 35 )) issued by the State Taxation Administration. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the "Registered Address") on September 19, 2023 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company's H shares and provide relevant supporting documents on or before 4:30 p.m., September 13, 2023 (address: Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company's H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on September 19, 2023. The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax. In accordance with the Notice of Ministry of Finance, the State Taxation Administration, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) ([2014]81 )), which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Taxation Administration, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) ( ( [2016]127 )), which became effective on December 5, 2016, with regard to the dividends obtained by individual Chinese mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the tax rate of 20% in accordance with the register of individual Chinese mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by Chinese mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by Chinese mainland enterprise investors, and Chinese mainland enterprise investors shall file their income tax returns and pay tax themselves instead. With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the tax rate of 10%, and file tax withholding returns with the competent tax authority. Where any Hong Kong investor is a tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may directly, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4 Significant Events China further clarifies the implementation calibre of consumption tax policies for certain refined products On June 30, 2023, the Ministry of Finance and the State Taxation Administration issued the Announcement on the Implementation Caliber of Consumption Tax Policies for Certain Refined Products (Announcement No. 11 [2023] of the Ministry of Finance and the State Taxation Administration) ( ( 2023 11 )), which clearly defined that from the date of that announcement, consumption tax on alkylated oil (iso-octane) shall be levied according to relevant provisions on gasoline; consumption tax on petroleum ether, crude white oil, light white oil, and certain industrial white oils (No. 5, No. 7, No. 10, No. 15, No. 22, No. 32, and No. 46) shall be levied according to relevant provisions on solvent oil; consumption tax on mixed aromatics, heavy aromatics, mixed C8, stable light hydrocarbons, light oil, and light coal tar shall be levied according to relevant provisions on naphtha; the levying of consumption tax on aerospace kerosene shall be postponed by reference to the provisions on aviation kerosene. This event did not affect the continuity of the business and the stability of management of the Group and was conducive to the sustainable and healthy development of the refined products business and positive operating results of the Group.

5 Financial Report

5.1 specific explanation of changes in accounting policies, accounting estimates and accounting methods compared with the previous accounting period

5.1.1 Change in significant accounting policy under CAS

In 2022, the Ministry of Finance promulgated the Notice on the Issuance of Interpretation of Accounting Standards for Business Enterprises No. 16 ("Interpretation No. 16").  From January 1, 2023 the Group and the Company took effect Interpretation No. 16 and recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The cumulative effect of recognising these adjustments is recognized in retained earnings and other related financial statement items at the beginning of the earliest comparative period. The Group and the Company have retroactively adjusted the single transactions that existed between January 1, 2022 and the effective date and the comparable financial statements for the year 2022 have been restated accordingly. Other than the above effects, the amendments have no material impact on the financial statements of the Group and the Company.

Accounting treatment of recognition of deferred tax related to assets and liabilities arising from a single transaction not applying the initial recognition exemption

Content and reason of accounting policy change	Affected financial statement items	Amount affected
		January 1, 2022
		The Group RMB million	The Company RMB million

The Group and the Company accordingly recognize deferred tax liabilities and deferred tax assets for the equivalent amount of taxable and deductible temporary differences arising from lease transactions in which lease liabilities and right-of-use assets are initially recognized at the commencement date of the lease term, and transactions such as oil and gas properties in which asset retirement obligations exist and provisions are recognized and included in the cost of the related assets.	Deferred tax assets	(87)	-
	Deferred tax liabilities	2,966	3,020
	Undistributed profits	(2,751)	(2,718)
	Surplus reserves	(302)	(302)

		December 31, 2022
		The Group RMB million	The Company RMB million

	Deferred tax assets	(3,406)	(3,543)
	Deferred tax liabilities	281	328
	Undistributed profits	(3,300)	(3,484)
	Surplus reserves	(387)	(387)

		For the six months ended June 30, 2022
		The Group RMB million	The Company RMB million

	Taxation	(764)	(602)

5.1.2 Change in significant accounting policy under IFRS

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group:

•	Amendments to IFRS 17 "Insurance Contracts "
•	Amendments to IAS 1 and IFRS Practice Statement 2 "Disclosure of Accounting Policies"
•	Amendments to IAS 8 "Definition of Accounting Estimates"
•	Amendments to IAS 12"Deferred Tax related to Assets and Liabilities arising from a Single Transaction"

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 "Deferred Tax related to Assets and Liabilities arising from a Single Transaction" require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, the Group should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

•	Right-of-use assets and lease liabilities; and
•	Decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets;

The cumulative effect of recognising these adjustments is recognised in the retained earnings (or other component of equity, as appropriate) at the beginning of the earliest comparative period.

The impact of applies the amendments on the consolidated statement of financial position are summarised as follows:

	Amount of adjustment
	January 1, 2022 RMB million	December 31, 2022 RMB million

Deferred tax assets	(87)	(3,406)
Deferred tax liabilities	2,966	281
Retained earnings	(2,751)	(3,300)
Reserves	(302)	(387)

Amount of adjustment
Six months ended June 30, 2022 RMB million

Income Tax Expense	(764)

Other than the above effects, none of these developments have had a material effect on how the Group's results and financial position for the current or prior periods which have been prepared or presented in this interim financial statements.

5.2 Content, Corrected Amount, Reason and Impact of Material Accounting Error

Not applicable

5.3 The Balance Sheets and Income Statements, with Comparatives

5.3.1 Condensed financial statements prepared in accordance with IFRS

(1) Condensed Consolidated Statement of Comprehensive Income

		Six months ended June 30
		2023	2022
	Notes	RMB million	RMB million

REVENUE	(i)	1,479,871	1,614,621

OPERATING EXPENSES
Purchases, services and other		(1,004,823)	(1,111,531)
Employee compensation costs		(77,798)	(74,927)
Exploration expenses, including exploratory dry holes		(9,098)	(12,839)
Depreciation, depletion and amortisation		(113,017)	(102,863)
Selling, general and administrative expenses		(28,647)	(28,409)
Taxes other than income taxes		(130,220)	(141,231)
Other income/(expenses), net		4,349	(23,806)
TOTAL OPERATING EXPENSES		(1,359,254)	(1,495,606)
PROFIT FROM OPERATIONS		120,617	119,015

FINANCE COSTS
Exchange gain		14,099	8,920
Exchange loss		(14,041)	(9,435)
Interest income		3,597	1,375
Interest expense		(12,184)	(9,644)
TOTAL NET FINANCE COSTS		(8,529)	(8,784)
SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		9,667	8,104
PROFIT BEFORE INCOME TAX EXPENSE	(ii)	121,755	118,335
INCOME TAX EXPENSE	(iii)	(27,176)	(27,382)
PROFIT FOR THE PERIOD		94,579	90,953

OTHER COMPREHENSIVE INCOME
Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income		79	(168)
Currency translation differences		2,894	3,198
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences		3,412	1,914
(Losses)/gains on cash flow hedges		(2,738)	6,639
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		379	223
OTHER COMPREHENSIVE INCOME, NET OF TAX		4,026	11,806
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		98,605	102,759

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		85,272	81,627
Non-controlling interests		9,307	9,326
		94,579	90,953
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		86,381	90,314
Non-controlling interests		12,224	12,445
		98,605	102,759
BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.47	0.45

(2) Condensed Consolidated Statement of Financial Position

		June 30, 2023	December 31, 2022
	Notes	RMB million	RMB million

NON-CURRENT ASSETS
Property, plant and equipment		1,470,724	1,492,513
Investments in associates and joint ventures		278,998	269,569
Equity investments measured at fair value through other comprehensive income		876	943
Right-of-use assets		199,500	203,065
Intangible and other non-current assets		85,505	69,813
Deferred tax assets		17,561	16,293
Time deposits with maturities over one year		5,690	4,016
TOTAL NON-CURRENT ASSETS		2,058,854	2,056,212

CURRENT ASSETS
Inventories		168,162	167,751
Accounts receivable	(vi)	81,361	72,028
Derivative financial instruments		15,007	21,133
Prepayments and other current assets		118,709	119,654
Financial assets at fair value through other comprehensive income		8,815	4,376
Financial assets at fair value through profit or loss		5,815	3,876
Time deposits with maturities over three months but within one year		43,381	33,859
Cash and cash equivalents		219,173	191,190
TOTAL CURRENT ASSETS		660,423	613,867

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	393,124	372,369
Contract liabilities		75,614	77,337
Income taxes payable		6,807	16,471
Other taxes payable		39,256	37,043
Short-term borrowings		162,257	100,639
Derivative financial instruments		7,822	11,146
Lease liabilities		7,412	7,560
Financial liabilities at fair value through profit or loss		4,258	1,698
TOTAL CURRENT LIABILITIES		696,550	624,263
NET CURRENT LIABILITIES		(36,127)	(10,396)
TOTAL ASSETS LESS CURRENT LIABILITIES		2,022,727	2,045,816

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital		183,021	183,021
Retained earnings		895,342	850,285
Reserves		334,575	332,334
TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,412,938	1,365,640
NON-CONTROLLING INTERESTS		175,108	168,526
TOTAL EQUITY		1,588,046	1,534,166

NON-CURRENT LIABILITIES
Long-term borrowings		140,240	222,478
Asset retirement obligations		145,976	142,081
Lease liabilities		115,813	118,200
Deferred tax liabilities		24,742	21,297
Other long-term obligations		7,910	7,594
TOTAL NON-CURRENT LIABILITIES		434,681	511,650
TOTAL EQUITY AND NON-CURRENT LIABILITIES		2,022,727	2,045,816

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue represents revenues from the sale of crude oil, natural gas, refined products, chemical products, non-oil products, etc., and from the transportation of crude oil, and natural gas. Revenue from contracts with customers is mainly recognised at a point in time.

(ii) Profit Before Income Tax Expense

	Six months ended June 30
	2023	2022
	RMB million	RMB million

Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from equity investment measured at fair value through other comprehensive income	10	7
Reversal of provision for impairment of receivables	549	52
Reversal of write down in inventories	168	18
Gain on disposal of investment in subsidiaries	91	49
Gain from ineffective portion of cash flow hedges	882	1,128

Charged
Amortisation of intangible and other assets	2,114	3,410
Depreciation and impairment losses:
Owned property, plant and equipment	103,517	93,389
Right-of-use assets	7,386	6,064
Cost of inventories recognised as expense	1,164,467	1,250,608
Provision for impairment of receivables	136	554
Interest expense (i)	12,184	9,644
Loss on disposal and scrap of property, plant and equipment	797	7,060
Variable lease payments, low-value and short-term lease payment not included in the measurement of lease liabilities	1,062	1,075
Research and development expenses	9,651	9,142
Write down in inventories	1,613	586
Investment loss from disposal of derivative financial instruments	4,279	13,985

(i) Interest expense
Interest expense	12,383	10,318
Include: Interest on lease liabilities	2,617	2,728
Less: Amount capitalised	(199)	(674)
	12,184	9,644

(iii) Income Tax Expense

	Six months ended June 30
	2023	2022
	RMB million	RMB million

Current taxes	25,740	34,517
Deferred taxes	1,436	(7,135)
	27,176	27,382

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. In accordance with the Circular jointly issued by the Ministry of Finance, the General Administration of Customs of the PRC and the State Administration of Taxation on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58) and the Notice on Continuing the Income Tax Policy for Western Development (Notice No.23 of 2020 of the Ministry of Finance, the State Administration of Taxation, the NDRC), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2030. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended June 30, 2023 and June 30, 2022 have been computed by dividing profit attributable to owners of the Company by 183,021 million shares issued and outstanding during the period.

There are no potentially dilutive ordinary shares.

(v) Dividends

	Six months ended June 30
	2023	2022
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2023 (a)	38,434	-
Interim dividends attributable to owners of the Company for 2022 (c)	-	37,076

(a)	As authorized by shareholders in the Annual General Meeting on June 8, 2023, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2023 of RMB 0.21 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 38,434 million on August 30, 2023. The dividends were not paid by the end of the reporting period, and were not recognized as liability at the end of the reporting period, as they were declared after the date of the statement of financial position.
(b)	Final dividends attributable to owners of the Company in respect of 2022 of RMB 0.22 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 40,265 million, were approved at the 2022 Annual General Meeting held on June 8, 2023 and were paid on June 28, 2023 (A shares) and July 28, 2023 (H shares).
(c)	Interim dividends attributable to owners of the Company in respect of 2022 of RMB 0.20258 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 37,076 million, were paid on September 20, 2022 (A shares) and October 28, 2022 (H shares).
(d)	Final dividends attributable to owners of the Company in respect of 2021 of RMB 0.09622 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 17,610 million, were approved at the 2021 Annual General Meeting held on June 9, 2022 and were paid on June 28, 2022 (A shares) and July 29, 2022 (H shares).

(vi) Accounts Receivable

	June 30, 2023	December 31, 2022
	RMB million	RMB million

Accounts receivable	83,900	74,917
Less: Provision for impairment of accounts receivable	(2,539)	(2,889)
	81,361	72,028

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the date of revenue recognition, as at June 30, 2023 and December 31, 2022 is as follows:

	June 30, 2023	December 31, 2022
	RMB million	RMB million

Within 1 year	80,542	71,307
Between 1 and 2 years	481	266
Between 2 and 3 years	236	302
Over 3 years	102	153
	81,361	72,028

The Group offers its customers credit terms up to 180 days.

(vii) Accounts Payable and Accrued Liabilities

	June 30, 2023	December 31, 2022
	RMB million	RMB million

Trade payables	154,143	172,546
Salaries and welfare payable	18,339	9,385
Dividends payable	8,276	581
Notes payable	17,995	15,630
Construction fee and equipment cost payables	100,366	116,571
Others (a)	94,005	57,656
	393,124	372,369

(a) Others consist primarily of deposit, earnest money, caution money and insurance payables, etc.

The aging analysis of trade payables as at June 30, 2023 and December 31, 2022 is as follows:

	June 30, 2023	December 31, 2022
	RMB million	RMB million

Within 1 year	144,583	162,431
Between 1 and 2 years	1,830	2,682
Between 2 and 3 years	1,209	1,072
Over 3 years	6,521	6,361
	154,143	172,546

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group's operating segments comprise: Oil, Gas and New Energy, Refining, Chemicals and New Materials, Marketing, Natural Gas Sales and Head Office and Other.

The segment information for the operating segments for the six months ended June 30, 2023 and 2022 are as follows:

Six months ended June 30,2023	Oil, Gas and New Energy	Refining, Chemicals and New Materials	Marketing	Natural Gas Sales	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	424,782	575,005	1,225,310	276,341	1,256	2,502,694
Less: intersegment sales	(355,390)	(418,608)	(235,988)	(12,676)	(161)	(1,022,823)
Revenue from external customers	69,392	156,397	989,322	263,665	1,095	1,479,871
Depreciation, depletion and amortisation	(86,939)	(14,096)	(8,703)	(2,460)	(819)	(113,017)
Profit / (loss) from operations	85,515	18,350	10,945	14,120	(8,313)	120,617

Six months ended June 30,2022	Oil, Gas and New Energy	Refining, Chemicals and New Materials	Marketing	Natural Gas Sales	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	447,350	583,852	1,358,004	252,942	1,252	2,643,400
Less: intersegment sales	(373,035)	(406,955)	(238,399)	(10,260)	(130)	(1,028,779)
Revenue from external customers	74,315	176,897	1,119,605	242,682	1,122	1,614,621
Depreciation, depletion and amortisation	(79,045)	(12,021)	(8,666)	(2,280)	(851)	(102,863)
Profit / (loss) from operations	82,455	24,061	8,522	13,649	(9,672)	119,015

5.3.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

Unit: RMB million

	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
ASSETS	The Group	The Group	The Company	The Company

Current assets
Cash at bank and on hand	262,554	225,049	88,017	72,308
Financial assets at fair value through profit or loss	5,815	3,876	-	-
Derivative financial assets	15,007	21,133	108	192
Accounts receivable	81,361	72,028	17,691	17,969
Receivables financing	8,815	4,376	8,584	4,164
Advances to suppliers	24,237	13,920	14,436	9,365
Other receivables	39,166	45,849	13,406	9,410
Inventories	168,162	167,751	107,551	109,354
Other current assets	55,306	59,885	41,241	45,204
Total current assets	660,423	613,867	291,034	267,966

Non-current assets
Investments in other equity instruments	883	950	215	333
Long-term equity investments	279,101	269,671	480,851	471,795
Fixed assets	456,463	463,027	305,533	307,660
Oil and gas properties	815,212	832,610	620,218	628,338
Construction in progress	199,049	196,876	119,582	123,486
Right-of-use assets	128,606	132,735	55,881	58,000
Intangible assets	92,999	92,960	69,871	70,193
Goodwill	7,561	7,317	69	52
Long-term prepaid expenses	12,563	10,388	9,589	7,384
Deferred tax assets	17,561	16,293	-	-
Other non-current assets	49,120	33,651	17,492	11,701
Total non-current assets	2,059,118	2,056,478	1,679,301	1,678,942

TOTAL ASSETS	2,719,541	2,670,345	1,970,335	1,946,908

Unit: RMB million

	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
LIABILITIES AND SHAREHOLDERS' EQUITY	The Group	The Group	The Company	The Company

Current liabilities
Short-term borrowings	50,543	38,375	18,712	17,255
Financial liabilities at fair value through profit or loss	4,258	1,698	-	-
Derivative financial liabilities	7,822	11,146	55	-
Notes payable	17,995	15,630	17,725	15,213
Accounts payable	254,509	289,117	94,602	121,220
Contracts liabilities	75,614	77,337	57,023	55,861
Employee compensation payable	18,339	9,385	15,130	6,817
Taxes payable	46,063	53,514	27,012	34,512
Other payables	90,612	41,542	153,227	99,302
Current portion of non-current liabilities	119,138	70,561	94,380	53,157
Other current liabilities	11,657	15,958	5,772	10,572
Total current liabilities	696,550	624,263	483,638	413,909

Non-current liabilities
Long-term borrowings	123,139	169,630	47,053	90,743
Debentures payable	17,101	52,848	13,500	49,380
Lease liabilities	115,813	118,200	43,479	44,700
Provisions	145,976	142,081	107,083	104,553
Deferred tax liabilities	24,752	21,313	1,909	328
Other non-current liabilities	7,910	7,594	3,992	4,302
Total non-current liabilities	434,691	511,666	217,016	294,006

Total liabilities	1,131,241	1,135,929	700,654	707,915

Shareholders' equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	122,885	123,612	122,993	123,486
Special reserve	10,470	8,490	6,252	4,620
Other comprehensive income	(18,074)	(19,062)	1,037	720
Surplus reserves	224,570	224,570	213,478	213,478
Undistributed profits	890,319	845,258	742,900	713,668
Equity attributable to equity holders of the Company	1,413,191	1,365,889	1,269,681	1,238,993
Non-controlling interests	175,109	168,527	-	-
Total shareholders' equity	1,588,300	1,534,416	1,269,681	1,238,993

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,719,541	2,670,345	1,970,335	1,946,908

(2) Consolidated and Company Income Statements

Unit: RMB million

	For the six months ended June 30, 2023	For the six months ended June 30, 2022	For the six months ended June 30, 2023	For the six months ended June 30, 2022
Items	The Group	The Group	The Company	The Company

Operating income	1,479,871	1,614,621	886,681	831,767
Less: Cost of sales	(1,164,467)	(1,263,447)	(684,195)	(617,333)
Taxes and surcharges	(129,856)	(140,600)	(98,667)	(106,595)
Selling expenses	(32,001)	(32,772)	(22,148)	(22,545)
General and administrative expenses	(26,121)	(24,344)	(16,014)	(14,747)
Research and development expenses	(9,651)	(9,142)	(8,127)	(7,674)
Finance expenses	(9,188)	(9,184)	(6,672)	(6,694)
Including: Interest expenses	(12,184)	(9,644)	(7,500)	(7,181)
Interest income	3,597	1,375	860	470
Add: Other income	8,371	6,406	7,883	6,154
Investment income	6,696	(4,380)	21,692	23,184
Including: Income from investment in associates and joint ventures	9,667	8,104	6,726	6,107
Gains/(Losses) from changes in fair value	1,659	(8,432)	(37)	-
Credit impairment reversal/(losses)	413	(503)	(28)	(45)
Asset impairment losses	(1,461)	(567)	(6)	(25)
Gains on asset disposal	148	349	123	257
Operating profit	124,413	128,005	80,485	85,704
Add: Non-operating income	1,052	1,061	679	902
Less: Non-operating expenses	(3,712)	(10,734)	(3,424)	(8,382)
Profit before taxation	121,753	118,332	77,740	78,224
Less: Taxation	(27,170)	(27,382)	(8,290)	(9,426)

Net profit	94,583	90,950	69,450	68,798
Classified by continuity of operations:
Net profit from continuous operation	94,583	90,950	69,450	68,798
Net profit from discontinued operation	-	-	-	-
Classified by ownership:
Shareholders of the Company	85,276	81,624	69,450	68,798
Non-controlling interests	9,307	9,326	-	-

Other comprehensive income, net of tax	4,026	11,806	317	148
Other comprehensive income (net of tax) attributable to equity holders of the Company	1,109	8,687	317	148
(1) Item that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	56	(89)	(82)	(23)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognized under equity method	379	223	461	171
Cash flow hedges	(2,738)	6,639	(62)	-
Translation differences arising from translation of foreign currency financial statements	3,412	1,914	-	-
Other comprehensive income (net of tax) attributable to non-controlling interests	2,917	3,119	-	-

Total comprehensive income	98,609	102,756	69,767	68,946
Attributable to:
Equity holders of the Company	86,385	90,311	69,767	68,946
Non-controlling interests	12,224	12,445	-	-

Earnings per share
Basic earnings per share (RMB Yuan)	0.47	0.45	0.38	0.38
Diluted earnings per share (RMB Yuan)	0.47	0.45	0.38	0.38

6 Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company during the six months ended June 30, 2023.

7 Disclosure of Other Information

Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2022 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

8 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Hong Kong Listing Rules (the "Model Code"). Upon specific enquiries made to each Director and Supervisor, each Director and Supervisor has confirmed to the Company that each of them had complied with the requirements set out in the Model Code during the reporting period.

9 Compliance with the Corporate Governance Code

For the six months ended June 30, 2023, the Company has complied with all the code provisions of part Two of the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules.

10 Audit Committee

The audit committee of the Company comprises Ms. Hung Lo Shan Lusan, Mr. Duan Liangwei and Mr. Jiang, Simon X. The main responsibilities of the audit committee are to review and monitor the financial reporting system and internal control procedures of the Group and provide opinions to the Board.

The audit committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2023.

By Order of the Board of Directors
PetroChina Company Limited
Dai Houliang
Chairman
Beijing, the PRC
August 30, 2023

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group's current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.